Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

120 Chemin de la Rive

Gatineau, Québec J8M 1V2

2.	Date of Material Change

December 14, 2022

3.	News Release

A news release dated December 14, 2022 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

The Company announced that, following shareholder approval of a consolidation of the common shares of the Company (“Common Shares”) on the basis of a range between two (2) and fourteen (14) existing pre-consolidation Common Shares for every one (1) post-consolidation Common Share (the “Consolidation”) at the annual and special meeting of the shareholders of the Company held on March 8, 2022, it has filed articles of amendment implementing the Consolidation on the basis of fourteen (14) existing pre-consolidation Common Shares for every one (1) post-consolidation Common Share.

5.	Full Description of Material Change

The Company announced that, following shareholder approval of the Consolidation at the annual and special meeting of the shareholders of the Company held on March 8, 2022, it has filed articles of amendment implementing the Consolidation on the basis of fourteen (14) existing pre-consolidation Common Shares for every one (1) post-consolidation Common Share.

Notice of the Consolidation has been provided to the Toronto Stock Exchange (“TSX”) and the Nasdaq Stock Market LLC (“Nasdaq”). The Common Shares will continue to be listed on the TSX and the Nasdaq under the symbol “HEXO”, and the Common Shares began trading on a post-Consolidation basis on the TSX and Nasdaq on December 19, 2022. Following the Consolidation, the new CUSIP number for the Common Shares is 428304406 and the new ISIN for the Common Shares is CA4283044069.

As a result of the Consolidation, the 600,988,447 Common Shares issued and outstanding prior to the Consolidation have been reduced to approximately 42,927,746 Common Shares (disregarding the treatment of any resulting fractional shares). Each shareholder’s percentage ownership in the Company and proportional voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any resulting fractional Common Shares. The Company will not be issuing fractional post-Consolidation Common Shares. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such shareholder shall be rounded up or down to the nearest whole number of Common Shares. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of Common Shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of Common Shares.

The Company’s transfer agent, TSX Trust Company (“TSX Trust”), will act as the exchange agent for the Consolidation. In connection with the Consolidation, TSX Trust has sent a letter of transmittal to registered shareholders which will enable them to exchange their old share certificates for new share certificates, or alternatively, a Direct Registration System (“DRS”) Advice/Statement, representing the number of new post-Consolidation Common Shares they hold, in accordance with the instructions provided in the letter of transmittal. Registered shareholders will be able to obtain additional copies of the letter of transmittal through TSX Trust. Until surrendered, each share certificate representing pre-Consolidation Common Shares will represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation.

Non-registered beneficial holders holding their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) will not need to complete a letter of transmittal and should note that such intermediaries may have specific procedures for processing the Consolidation. Shareholders holding their Common Shares through such an intermediary and who have any questions in this regard are encouraged to contact their intermediary.

The exercise or conversion price and the number of Common Shares issuable under any of the Company’s outstanding warrants, senior notes, stock options and other securities exercisable for or convertible into Common Shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Charlie Bowman, President and Chief Executive Officer

(336) 399-3565

invest@HEXO.com

9.	Date of Report

December 21, 2022